Exhibit T3E-4

FIRST SUPPLEMENT TO	CONFIDENTIAL
OFFERING MEMORANDUM AND
CONSENT SOLICITATION STATEMENT

Maxcom Telecomunicaciones, S.A.B. de C.V.

Offer to Exchange any and all of its outstanding Step-Up Senior Notes due 2020 for its 8% Senior Secured Notes due 2024, its Junior Payment-in-Kind Notes and Cash

Solicitation of Consents to Proposed Amendments to Related Indenture

Disclosure Statement for Solicitation of Votes on a Prepackaged Plan of Reorganization

The exchange offer, the consent solicitation and the plan solicitation will expire at 5:00 p.m. (New York City time) on July 30, 2019 unless extended by us (such date and time, as they may be extended, the “expiration date”).  In order to be eligible to receive the total exchange consideration, which includes the early participation consideration, holders of old notes must validly tender and must not validly withdraw their old notes and must submit their ballot in favor of the Plan (as defined below) prior to or at 5:00 p.m. (New York City time) on the expiration date unless extended by us. Votes to accept or reject the Joint Prepackaged Chapter 11 Plan in the form set forth in Annex B to the statement (as defined below) (as same may be modified, amended or supplemented from time to time, the “Plan”) must be received no later than 5:00 p.m. (New York City time) on the expiration date (the “Voting Deadline”). If the exchange offer and consent solicitation are successful, any votes to accept or reject the Plan will be of no effect.

This first supplement to offering memorandum and consent solicitation statement (this “supplement”) amends and supplements the offering memorandum and consent solicitation statement dated June 17, 2019 (as so amended and supplemented, the “statement”), as described below. This supplement constitutes an integral part of the statement and supersedes the statement with respect to the items described herein. Capitalized terms used in this supplement that are not defined herein have the meanings assigned to them in the statement.

In order to provide bondholders additional time to tender their notes and submit their ballots in connection with the Plan, this supplement extends the early participation date and the expiration date of the exchange offer and consent solicitation, and the Voting Deadline of the plan solicitation, to 5:00 p.m., New York City time on July 30, 2019.

In addition, as described in more detail herein, this supplement amends the exchange offer and the Plan in order to improve the Junior PIK Notes by (i) changing the applicable currency from Mexican pesos to U.S. dollars, (ii) increasing the cash payout on the Junior PIK Notes via a greater sharing of the equity upside in certain circumstances, and (iii) removing the Company’s optional redemption right with respect to the Junior PIK Notes.

These amendments are being made pursuant to discussions with, and in response to the requests of, certain holders of the old notes.

Since successful confirmation of the Plan will only be possible if the Company receives sufficient votes in favor of the Plan, holders who tender their old notes in the exchange offer are reminded and strongly encouraged to make sure they also properly submit their ballot in favor of the Plan. Holders who have already tendered their old notes in the exchange offer and not yet submitted their ballot in favor of the Plan are strongly encouraged to do so before the Voting Deadline.

The exchange agent for the exchange offer has advised the Company that as of 5:00 p.m., New York City time, on July 15, 2019, US$35.6 million, or 34.4%, of the old notes had been validly tendered and not withdrawn in the exchange offer.

Any questions or requests for assistance or additional copies of this supplement, the statement or the Ballot should be directed to the Information Agent and Exchange Agent at the telephone numbers or email address listed on the back cover of the statement.

Exclusive Dealer Manager and Solicitation Agent

BCP Securities, LLC

July 15, 2019

1.              Currency Change of Junior PIK Notes

The Junior PIK Notes will be denominated in U.S. dollars, instead of Mexican pesos.

The Company will issue Junior PIK Notes in denominations of US$1,000 and integral multiples of US$1.00 in excess thereof.

All references to “Peso Equivalent” or “Mexican peso equivalent” in connection with the Junior PIK Notes are deleted.

Under “Description of the Junior PIK Notes—Legal Defeasance” and “Description of the Junior PIK Notes—Satisfaction and Discharge,” references to Mexican pesos are revised to refer to U.S. dollars.

Under “Description of the Junior PIK Notes—Certain Definitions,” in the definition of “Government Securities,” all references to “Mexico” are revised to refer to “the United States.”

All references to clearance and settlement of the Junior PIK Notes through the facilities of Euroclear and Clearstream are revised to refer to DTC, in accordance with the corresponding provisions describing or applicable to the Senior Notes.

2.              Improvement of Redemption Prices for the Junior PIK Notes

For purposes of mandatory redemption in the circumstances set forth under “Description of the Junior PIK Notes—Mandatory Redemption—Payment of Dividends,” the redemption price will be the Full Recovery Value of the Junior PIK Notes redeemed and Additional Amounts, if any, to the date of redemption, without impairing the rights of holders of Junior PIK Notes on the relevant record date to receive PIK Interest due on the relevant interest payment date.

For purposes of mandatory redemption in the circumstances set forth under “Description of the Junior PIK Notes—Mandatory Redemption—Change of Control,” the aggregate redemption price will be determined as follows. If the Equity Value is US$75 million or less, the redemption price will be the lesser of (i) the principal amount of the outstanding Junior PIK Notes and (ii) the Applicable Percentage of the Equity Value, provided that if such amount is greater than the Full Recovery Value, then the redemption price will be the Full Recovery Value.  If the Equity Value is greater than US$75 million, the redemption price will be (i) an amount as determined in accordance with the previous sentence with respect to the portion of the Equity Value up to US$75 million, plus (ii) 50% of the portion of the Equity Value in excess of US$75 million, provided that if such sum is greater than the Full Recovery Value, then the redemption price will be the Full Recovery Value.

For purposes of the three preceding paragraphs, “Full Recovery Value” means, with respect to any outstanding Junior PIK Notes, 340% of the initial principal amount on the Issue Date of such Junior PIK Notes.

3.              No Optional Redemption of the Junior PIK Notes

There will be no optional redemption right with respect to the Junior PIK Notes. All references to optional redemption with respect to the Junior PIK Notes are deleted.